                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               EMCORE CORPORATION
                       (Name of Subject Company (Issuer))
                               EMCORE CORPORATION
                        (Name of Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
             UNDER THE EMCORE CORPORATION 2000 STOCK OPTION PLAN AND
               1995 INCENTIVE AND NON-STATUTORY STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    290846104
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                Thomas G. Werthan
                               EMCORE Corporation
                                145 Belmont Drive
                               Somerset, NJ 08873
                                 (732) 271-9090

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            Calculation of Filing Fee

             Transaction Valuation*           Amount of Filing Fee
                   $6,486,305                         $597
                   ==========                         ====

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,450,162 shares of common stock of EMCORE Corporation, having an aggregate value of $1.88 as of September 23, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the current market price of the shares of common stock subject to such options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals ..000092 of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: Not applicable.
         Form or Registration No.: Not applicable.
         Filing party: Not applicable.
         Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                            INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain options to purchase shares of our common stock held by our optionees for new options to purchase shares of our common stock at a per share exercise price equal to the closing price of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 30, 2002 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal").

The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.  Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the issuer is EMCORE Corporation, a New Jersey corporation (the "Company"), the address of its principal executive offices is 145 Belmont Drive, Somerset, NJ 08873, and the telephone number of its principal executive offices is (732) 271-9090. The information set forth in the Offer to Exchange under Section 9 ("Information About EMCORE Corporation") is incorporated herein by reference.

(b) This Schedule TO relates to an offer by the Company to exchange certain options (the "Options") outstanding under the EMCORE Corporation 2000 Stock Option Plan (as amended, the "2000 Plan") and the EMCORE Corporation 1995 Incentive and Non-Statutory Stock Option Plan (as amended, the "1995 Plan" and, together with the 2000 Plan, the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plan under which the options were initially issued, all upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the Letter of Transmittal together with the Offer to Exchange, as they may be amended from time to time, as well as the cover letter accompanying the Offer to Exchange, are referred to herein as the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled, as adjusted for any stock splits, stock dividends and similar events. The Company estimates that Options covering 3,450,162 shares of Common Stock are eligible for exchange pursuant to the Offer. All references to the "Plan" herein shall be deemed to be references to the 1995 Plan or 2000 Plan, as applicable. Except as described herein, the terms of the 1995 Plan and 2000 Plan are substantially identical. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and the information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) The information set forth in the Offer to Exchange preceding the "Summary Term Sheet" and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Certain Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5.  Past Contracts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options"), and
         Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
         Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

(d)      Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Schedule A to the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

(a)      Not applicable.

Item 10. Financial Statements.

(a) The Company incorporates by reference the Company's consolidated financial statements set forth under Item 8 in the Company's Annual Report on Form 10-K for the year ended September 30, 2001, and the Company's condensed consolidated financial statements set forth under
         Item 1 of Part I in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2001, March 31, 2002 and June 30, 2002, each as filed by the Company with the SEC. The Company also incorporates by reference the information set forth in the Offer to Exchange under Section 9 ("Information About EMCORE Corporation") and
         Section 16 ("Additional Information").

(b)      Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)      Not applicable.

Item 12. Exhibits.

(a)      (1)  Offer to Exchange, dated September 30, 2002.
         (2)  Form of Letter of Transmittal.
         (3)  Form of Letter to Eligible Option Holders.
         (4)  Form of Letter to Tendering Option Holders.
         (5)  Form of E-mail Letter to Emcore Employees.

(b)      Not applicable.

(d)      (1) EMCORE Corporation 2000 Stock Option Plan*
         (2) EMCORE Corporation 1995 Incentive and Non-Statutory Stock Option Plan**

(g)      Not applicable.

(h)      Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)      Not applicable.

-------------------
* Incorporated by reference to EMCORE Corporation's Registration Statement on Form S-8 (No. 333-37306) filed with the SEC on May 18, 2000.
** Incorporated by reference to EMCORE Corporation's Registration Statement on Form S-1/A (No. 333-18565) filed with the SEC on February 6, 1997.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                            EMCORE CORPORATION.

                                            By: /s/ Thomas G. Werthan
                                                ---------------------
                                                Name:  Thomas G. Werthan,
                                                Title: Chief Financial Officer
                                                Date:  September 27, 2002

                                INDEX TO EXHIBITS


Exhibit Number     Description

 (a)(1)            Offer to Exchange, dated September 30, 2002.

 (a)(2)            Form of Letter of Transmittal.

 (a)(3)            Form of Letter to Eligible Option Holders.

 (a)(4)            Form of Letter to Tendering Option Holders.

 (a)(5)            Form of E-mail Letter to Emcore Employees.

 (d)(1)            EMCORE Corporation 2000 Stock Option Plan*

 (d)(2)            EMCORE Corporation 1995 Incentive and Non-Statutory Stock
                   Option Plan **

-------------------
* Incorporated by reference to EMCORE Corporation's Registration Statement on Form S-8 (No. 333-37306) filed with the SEC on May 18, 2000.
** Incorporated by reference to EMCORE Corporation's Registration Statement on
   Form S-1/A (No. 333-18565) filed with the SEC on February 6, 1997.